U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
NEWPORT GOLD, INC. (Name of small business issuer in its charter)
Nevada	1040
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
220 - 1495 Ridgeview Drive, Reno, Nevada 89509 Telephone: (905) 542-4990 (Address and telephone number of principal executive offices)
220 - 1495 Ridgeview Drive, Reno, Nevada 89509 (Address of principal place of business or intended principal place of business)
50 West Liberty Street, Suite 880, Reno, Nevada 89501 Telephone: (775) 322-0626 (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective for a three month period unless extended for an additional 90 days if we so choose to do so.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

i

CALCULATION OF REGISTRATION FEE
Title of each class of Securities being Registered	Dollar amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common	$ 300,000	$0.10	$ 300,000	$ 32.00

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME

EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Disclosure alternative used (check one): Alternative 1; Alternative 2; X

NEWPORT GOLD, INC.

CROSS-REFERENCE SHEET
Item Number	Heading	Heading in Prospectus
1.	Front of the Registration Statement and Outside Front Cover Page of Prospectus	Facing pages; Front Cover Page
2.	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front and Outside Back Cover Pages of Prospectus
3.	Summary Information and Risk Factors	Summary of Our Offering; Risk Factors
4.	Use of Proceeds	Summary of Our Offering; Use of Proceeds; Plan of Operations
5.	Determination of Offering Price	Risk Factors; Determination of Offering Price; Plan of Distribution/Terms of Our Offering
6.	Dilution	Summary of Our Offering; Risk Factors; Dilution of the Price You Pay for Your Shares
7.	Selling Security Holders	Not Applicable
8.	Plan of Distribution	Front Cover Page; Plan of Distribution/Terms of Our Offering
9.	Legal Proceedings	Legal Proceedings; Directors, Executive Officers, Promoters and Control Persons
10.	Directors, Executive Officers, Promoters and Control Person	Directors, Executive Officers, Promoters and Control Persons
11.	Security Ownership of Management	Security Ownership of Certain Beneficial Owners and Management
12.	Description of the Securities	Description of Securities
13.	Interest of Named Experts and Counsel	Interest of Named Experts and Counsel
14.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Disclosure of Commission Position on Indemnification for Securities Act
15.	Organization Within Last Five Years	Not Applicable
16.	Description of Business	Business
17.	Management's Discussion and Analysis of Plan of Operation	Plan of Operation
18.	Description of Property	Description of Property
19.	Certain Relationship and Related Transactions	Certain Relationships and Related Transactions
20.	Market for Common Equity and Related	Front Cover Page; Risk Factor; Determination of Stockholder Matters Offering Price; Security Ownership of Beneficial Owner and Management; Share Capital Structure; Market for Common Equity and Related Stockholder Matters
21.	Executive Compensation	Executive Compensation
22.	Financial Statements	Financial Statements
23.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus

NEWPORT GOLD, INC.
220 - 1495 Ridgeview Drive, Reno, Nevada 89509

Up to 3,000,000 Shares of Common Stock
Offering Price: $0.10 per share

Before this offering, there has been no public market for the common stock.

We are offering up to a total of 3,000,000 shares of common stock on a best efforts, no minimum, 3,000,000 shares maximum basis. The offering price is $0.10 per share. There is no minimum number of shares that we have to sell. The offering will be for a period of 90 days from the effective date and may be extended for an additional 90 days if we so choose.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING AT PAGE 3.
	Price to Public	Commission(1)(2)	Net Proceeds to Us(3)(4)
Per Share	$0.10	$ 0.00	$0.10
Aggregate Offering Price	$ 300,000	$ 0.00	$ 262,200

Note:

(1)     Management of Newport is selling the securities and will not receive commission in conjunction with the sale of these securities.
(2)     The shares are being offered to prospective investors on a direct participation basis.
(3)     Expenses are not expected to exceed $37,800, and include our legal and accounting fees, transfer agent's fees, filing fees, and printing costs. (See Use of Proceeds and Plan of Distribution.)
(4)     No escrow account will be set up and all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized for working capital in the priorities set by Newport.
        (See Use of Proceeds).

There is no minimum number of shares that must be sold in this offering. Because there is no minimum number of shares that has to be sold in this offering, there is no assurance that we will achieve the proceeds level described in the above table.

We are a start-up, exploration company and have not yet generated or realized any revenues from our business operations. We are not a blank check company. We have no intentions of merging with any other companies, allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the Rules of the Securities Act of 1933. We must raise cash in order to implement our plan and stay in business.

Newport is a mineral exploration company with nine mineral claims of forty-seven units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed. The property has no proven or probable mineral reserves.

The date of this prospectus is May 14, 2004.

SUMMARY OF OUR OFFERING

The following summary information is qualified in its entirety by the detailed information and financial statements appearing elsewhere in the Prospectus.

Our Business

Newport is a pre-exploration company incorporated under the laws of the State of Nevada on July 16, 2003. We have not commenced active business operations. We have obtained an option to acquire nine mineral claims consisting of 47 units (the "Burnt Basin Property"). These mineral claims entitle us to the minerals located on the Burnt Basin Property subject to the option agreement. Newport entered into the option agreement with Steve Baran July 18, 2003. Mr. Baran is not related to Newport.

We intend to explore for gold on the Burnt Basin Property. The property is located approximately 25 kilometres northeast of the City of Grand Forks, British Columbia, Canada. There can be no assurance that valuable minerals exist on our property until proper geological work and analysis is performed. Our property has no proven or probable mineral reserves

Our Offices

Our administrative office is located at 220 - 1495 Ridgeview Drive, Reno, Nevada 89509 and our registered statutory office is located at 50 West Liberty Street, Suite 880, Reno, Nevada 89501.

The Offering

Securities being offered:	Up to 3,000,000 shares of common stock, par value $0.001
Offering price per share:	$0.10
Offering period:	The shares are being offered for a period not to exceed 90 days, unless extended by our board of directors for an additional 90 days.
Net proceeds:	Up to $262,200 (total raised minus offering expenses)
Use of proceeds:	Assuming all 3,000,000 shares are sold:

Offering Expenses: $ 37,800 Exploration: $ 192,000 NSR Royalties: $ 10,000 Working Capital: $ 60,200 $ 300,000

Number of Shares of Common
Stock Committed to be Issued:	Before the Offering: 8,375,000
Shares Offered: 3,000,000
After the Offering: 11,375,000 (assuming all 3,000,000 shares sold)

Selected Financial Information
December 31, 2003
BALANCE SHEET DATA:
Current Assets:	$0
Other Assets:	$0
Total Assets:	$0
Total Liabilities:	$84,304
Deficit:	$196,545
Shareholder Deficiency:	$84,304

From inception July 16, 2003 to December 31, 2003
INCOME STATEMENT DATA:
Total Income:	$0
Total Expenses:	$196,545
Net Profit (Loss):	$(196,545)

(See Financial Statements - Schedule I for complete and accurate financial information about Newport)

Risk Factors

The securities offered in this Prospectus involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford to lose their entire investment. Such risk factors include, among others, lack of operating history and limited resources, discretionary use of proceeds, no escrow of proceeds, and competition in selected area of business.

Investment in our company also involves significant risks because our property is in the pre-exploration stage known as preliminary reconnaissance as opposed to the development stage. Our property does not have a known body of commercial ore.

RISK FACTORS

Please consider the following risk factors before deciding to invest in the common stock.

Risks Related to Our Business

We have no known ore reserves and we cannot guarantee we will find any mineral reserves or if we find minerals, that production will be profitable.

We have no known ore reserves. We have not identified gold or other metal or mineral on the property and we cannot guaranty that we will ever find any such minerals. Even if we find that there are mineral reserves on our property, we cannot guaranty that we will be able to recover these minerals. Even if we recover mineral reserves, we cannot guaranty that we will make a profit. If we cannot find mineral reserves or it is not economical to recover these mineral reserves, we will have to cease operations. Because the probability that any of the prospects will ever have mineral reserves is extremely low, any funds spent on exploration will probably be lost.

If we do not raise enough money for exploration in this offering we will have to delay exploration until we are able to raise enough money through other means or go out of business.

Newport is in the very early exploration stage and needs the proceeds from our offering to start exploring for mineral reserves. We must raise a minimum of $ 50,000 in this offering to begin exploration. Since there is no minimum and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to commence its operations. We may not have enough money to complete the exploration of our mineral claims. Because we are exploring raw undeveloped land, we do not know how much we will have to spend to find out if there is mineralized material on our property. It could cost as little as $50,000 and as much as $192,000 to find out. The first $37,800 we raise, however, will be used to cover the cost of this offering before we spend any money on our exploration program. In addition, we do not know how much money we will raise in this offering. If it turns out that we have not raised enough money to complete our exploration program, we will have to either raise further capital through another offering or suspend or cease operations. We have not retained an underwriter to sell these shares. We will conduct this offering as a direct public offering, meaning there is no guarantee as to how much money we will be able to raise through the sale of our stock. Messrs. Bartlett and Arnold, will be personally selling shares and each have limited prior experience in selling securities. If we fail to sell at least three-quarters of the stock we intend to sell, our ability to start and complete our exploration plans will be materially affected, and you may lose all or substantially all of your investment.

Weather interruptions in the province of British Columbia may affect and delay our proposed exploration operations.

Our proposed exploration work can only be performed approximately five to six months out of the year. This is because rain and snow cause the roads leading to our claims to be impassable during six to seven months of the year. When roads are impassable, we are unable to conduct exploration operations on our property.

Newport's exploration efforts and limited capital may limit our ability to find mineralized material. If we do not find mineralized material, we will cease operations.

Because we are small and do not have much capital, we must limit our exploration. Because we may have to limit our exploration, we may not find mineralized material, although our property may contain mineralized material. If we do not find mineralized material, we will cease operations.

We may not have access to all of the supplies and materials we need to begin exploration, that could cause us to delay or suspend operations.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as explosives, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. We will attempt to locate products, equipment and materials after this offering is completed. If we cannot find the products and equipment we need, we will have to suspend our exploration plans until we do find the products and equipment we need.

We have not yet discovered any mineral reserves. Even if we are successful in discovering mineral reserves we may not be able to realize a profit from its sale. If we cannot make a profit, we will have to cease operations until market conditions improve or cease operations altogether.

In order to maintain operations, we will have to sell any minerals we extract from our property for more than it costs us to mine it. (The lower the price the mineral, the more difficult it is to do this.) If we cannot make a profit, we will have to cease operations until the price of minerals found on our property increases or cease operations altogether. The cost to mine minerals is fixed and as a result, the lower the market price, the lower the likelihood we will be able to make a profit.

Because title to our mining claim is held in the name of another person, if he transfers our mining claim to someone other than us, we will cease operations.

Title to our mining claim is not held in our name. Title to our mining claim is recorded in the name of Mr. John Carson who optioned the mining claims to Mr. Steve Baran who then optioned the mining claims to Newport. If Mr. Carson transfers our mining claim to a third person, the third person will obtain good title and we will have nothing. If that happens, we will be harmed in that we will not own any mining claim and we will have to cease operations.

Risks Related to Our Capital Structure and this Offering

You Will Not Receive Dividend Income from an Investment in the Shares and As a Result May Never See a Return on Your Investment.

We have never declared or paid a cash dividend on our common shares nor will we in the foreseeable future. We currently intend to retain any future earnings, if any, to finance the operation and expansion of our business. Accordingly, investors who anticipate the need for immediate income from their investments by way of cash dividends should refrain from purchasing any of the securities offered by Newport. As we do not intend to declare dividends in the future you may never see a return on your investment and you indeed may lose your entire investment.

We Have Arbitrarily Determined the Initial Public Offering Price and this May Not Be the Market Price of the Shares after the Offering.

The offering price of the shares offered under this prospectus has been arbitrarily determined by us based on what we believe purchasers of such speculative issues would be willing to pay for the shares of common stock of Newport and does not necessarily bear any material relationship to book value, par value, or any other established criterion of value. As a result, it may be difficult for you to resell your shares at or above the offering price.

You May Not Be Able to Resell Any Shares You Purchased in this Offering as Newport is Not Listed or Quoted on a Secondary Trading Market and There is Currently No Market for Newport's Securities.

There is no trading market for Newport's common stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market-maker concerning the participation of such market-maker in creating an after-market for Newport's common stock on the Pink Sheets or the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. This means that it may be hard or impossible for you to find a willing buyer for your stock should you decide to sell it in the future or to resell the shares at or above the offering price. (See "Market Information").

Our Issuance of Further Shares and the Eligibility of Issued Shares for Resale Will Dilute Our Common Stock and Could Lower the Price a Willing Buyer Would Pay for Our Common Stock.

The shares being offered in this prospectus, if all are sold, represents 26.37% of our total common shares committed to be issued on a fully-diluted basis. If you invest in our common stock, your interest will be diluted to the extent of the differences between the price per share you pay for the common stock of $0.10 per share and the pro forma as adjusted net tangible book value per share of our common stock which would be $0.01 per share at the time of sale which is a dilution of over 90% of your investment We calculate net tangible book value per share by subtracting from our total assets all intangible assets and total liabilities, and dividing the result by the number of outstanding shares of common stock. Furthermore, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants, all of which may further dilute our net tangible book value. The dilution of our common stock could lower the price a willing buyer would pay for our common stock based on the fact our break-up value per share and our earning ratio per share would be reduced.

Future Sales of Restricted Shares Could Decrease the Price a Willing Buyer Would Pay for Shares of Our Common Stock and Impair Our Ability to Raise Capital.

We currently have 8,375,000 shares of Common Stock committed to be issued of which: 100,000 is held by our three directors Messrs. Derek Bartlett, John Arnold and Donald Kohls; 7,025,000 is held by Mr. Alex Johnston; and the remaining 1,050,000 shares held by fourteen other investors. All of these shares are considered restricted securities pursuant to Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The shares held by Messrs. Bartlett, Arnold, Kohls, Johnston and one other investor will be available for sale under exemptions from registration on July 18, 2004. Future sales of common stock by Messrs. Bartlett, Arnold, Kohls and Johnston under exemptions from registration or through a subsequent registered offering could materially adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. We are unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of our common stock at any given time.

Your Vote as a Stockholder will be Insignificant as Mr. Johnston will Continue to Control Newport After this Offering.

Mr. Alex Johnston will own 7,025,000 shares of Newport yet to be issued and will control approximately 62% of the outstanding shares of Newport after this offering. As a result, he will be able to decide who will be our directors and control our operations and direction.

Because Our Common Stock Is Considered a "Penny Stock," Trading in it Will Be Subject to the Penny Stock Rules Which Could Affect Your Ability to Resell Your Shares in the Market, if a Market Ever Develops in the Future.

Under this offering the shares of common stock of Newport are being offered at $0.10 per share. If a trading market for the common stock of Newport was to develop in the future, we believe the market price would be well under $5.00 per share. Securities which trade below $5.00 per share are subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934 which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). As a result of being a penny stock, the market liquidity for our common stock may be adversely affected since the regulations on penny stocks could limit the ability of broker-dealers to sell our common stock and thus your ability to sell our common stock in the secondary market.

The rules governing penny stock require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales-practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000, $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing prior to effecting the transaction and in writing before or with the customer confirmation. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed on broker-dealers by such requirements may discourage them from effecting transactions in our common stock, which could severely limit the liquidity of the shares you acquire and your ability to sell our shares in the secondary market.

We Will Need to Obtain Additional Funding in the Future and May Be Unable to Obtain Such Funding on Satisfactory Terms, Which Will Dilute You as a Stockholder and May Impose Burdensome Financial Restrictions on Our Business.

Future events, including the problems, delays, expenses and other difficulties frequently encountered by start-up companies may lead to cost increases that could make the net proceeds of this offering insufficient to fund our proposed operations. Newport may seek additional sources of capital, including an additional offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. The inability of Newport to raise additional equity capital or borrow funds required to effect its exploration plan, may have a material adverse effect on Newport's financial condition and future prospects. Additionally, to the extent that further funding ultimately proves to be available, both debt and equity financing involve risks. Debt financing may require us to pay significant amounts of interest and principal payments, reducing the resources available to us to expand our existing business. Some types of equity financing may be highly dilutive to our stockholders' interest in our assets and earnings. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Such factors include, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this prospectus. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

USE OF PROCEEDS

Our offering is being made on a best efforts - no minimum basis. The net proceeds to us after deducting offering expenses of $37,800 will be $262,200 if all of the shares are sold. The first $37,800 raised will be used for offering expenses. We will use the proceeds as follows:
Amount Raised
Allocation	25% $ 75,000	50% $ 150,000	75% $ 225,000	100% $ 300,000
Offering Expenses:
SEC Registration Fee[1]:	$32	$32	$32	$32
Printing Expenses:	$200	$200	$200	$200
Accounting Fees and Expenses:	$6,268	$6,268	$6,268	$6,268
Legal Fees and Expenses:	$30,000	$30,000	$30,000	$30,000
Blue Sky Fees/Expenses:	$200	$200	$200	$200
Transfer Agent Fees:	$1,000	$1,000	$1,000	$1,000
Miscellaneous Expenses:	$100	$100	$100	$100
Exploration[2]:
Phase I: Data compilation: $ 8,000 Prospecting & rock sampling: $16,000 Geological mapping: $11,000 Prelim. Geophysical survey: $11,000	$37,200	$46,000	$46,000	$46,000
Phase II: Prelim. Geophysical survey: $46,000 Trenching etc.: $23,000 Diamond drilling: $77,000	$0	$50,000	112,500	146,000
Net Smelter Return Royalties	$0	$0	$0	$10,000
Working Capital:	$0	$16,200	$28,700	$60,200

  Notes:

  1. SEC registration fee is $32
  2. We will spend approximately $46,000 on Phase I, and $146,000 on Phase II of our exploration program.
  3. None of the proceeds of this offering will be used, directly or indirectly, for the benefit of our directors or officers.

We have allocated a wide range of money for exploration. That is because we do not know how much will ultimately be needed for exploration. We believe that the required exploration work will cost up to $192,000 and take approximately two years to complete as we cannot work on the property between November and May of each year. If we are successful in immediately finding exploitable minerals, we will commence technical and economic feasibility studies to determine if we have any significant reserves. In order to commence technical and economic studies to evaluate any mineralized material found on the claims, we may have to obtain additional funding. If gold is found on the property, costs of exploring will then cease. On the other hand, if we do not immediately find exploitable minerals, we will continue to explore for gold on the property. If we have to continue to explore for gold, the costs of exploration will increase.

Working capital includes the cost of our office operations.

Our offering expenses are comprised of a Securities and Exchange Commission filing fee, legal and accounting expenses, printing and transfer agent fees, and state securities registration fees. Our directors and officers will not receive any compensation for their efforts in selling our shares.

While we currently intend to use the proceeds of this offering substantially in the manner set forth above, we reserve the right to reassess and reassign the use if, in the judgment of our board of directors, changes are necessary or advisable. Specifically, we may chose to invest exploration funds received on new properties we may acquire in the future particularly if our Burnt Basin Property does not show promise in our initial exploration activities. At present, no material changes are contemplated.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the price used for the shares. Among the factors we considered in determining the offering price were:

    Our lack of an operating history,
    The proceeds we want to raise in this offering,
    The amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing stockholders, and
    Our relative cash requirements.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $0.10 per share for the common stock offered herein, and the net tangible book value per share of the common stock immediately after its purchase. Our net tangible book value per share is calculated by subtracting our total liabilities from our total assets less any intangible assets, and then dividing by the number of shares then outstanding.

Our net book value prior to the offering as of December 31, 2003 is negative ($84,304) or approximately ($0.01) per common share. Prior to selling any shares in this offering, we had 8,375,000 shares of common stock committed, which were purchased by the founding shareholders, the Burnt Basin property owners and twelve investors for $115,650. We are now offering up to 3,000,000 shares at $0.10 per share.

Without taking into account any further adjustments in net tangible book value other than to give effect to the sale of the 3,000,000 shares of common stock offered in this prospectus (after deduction of offering expenses) the pro forma net tangible book value of the Company at December 31, 2003, would have been $177,896 or $0.02 per share of the common stock of the Company representing an increase in net tangible book value to existing shareholders of $0.02 per share and a dilution of 80% to new investors.

Dilution Table

The following table compares the differences of your investment in our shares with the investment of our existing stockholders assuming different percentages of this offering is sold.
	100% Sold	75% Sold	50% Sold	25% Sold
Public offering price per share:	$0.10	$0.10	$0.10	$0.10
Net tangible book value, per share, before offering (1):	($0.01)	($0.01)	($0.01)	($0.01)
Pro forma net tangible book value per share after offering (2):	$0.02	$0.01	$0.00	$0.00
Increase per share attributable to new investors:	$0.03	$0.02	$0.01	$0.01
Amount of dilution per share to new investors(3):	$0.08	$0.09	$0.10	$0.10
Dilution per share to new investors in percentage terms(3):	80%	90%	100%	100%

Note:

1. "Net tangible book value per share" is determined by dividing the number of shares of common stock outstanding into the net tangible book value of Newport (tangible assets less total liabilities).
2. Since there can be no assurances as to how many, if any shares will be sold, the pro forma net tangible book value per share may vary from that set forth above, after the offering.

(3) "Dilution" means the difference between the public offering price per share and the net tangible book value per share of common stock after giving effect to the offering.

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

Offering Being Made by Newport

Newport is offering up to 3,000,000 shares to the public, at a price of $0.10 per share. The offering price was arbitrarily determined by management. The offering is not subject to a minimum subscription level.

Newport will review all subscriptions immediately on receipt to confirm the suitability of the investor. If the investor is suitable and the subscription is not rejected by Newport or its legal counsel, the subscription will be accepted and the check for the purchase price will be deposited. If, for any reason, an investor is determined to be not suitable or if the subscription is rejected for any other reason, the investor's check and all subscription documents will be promptly returned to the investor without interest and without deduction. We have the right to completely or partially accept or reject any subscription for shares offered in this offering, for any reason or for no reason.

No Escrow of Proceeds

There will be no escrow of any of the proceeds of this offering. Accordingly, we will have use of all funds raised as soon as we accept a subscription and funds have cleared. These funds shall be non-refundable to subscribers except as may be required by applicable law.

No Broker Is Being Utilized in this Offering

As of the date of this Prospectus, no broker has been retained by us for the sale of the shares. All sales will be made by personal contact by our directors and officers. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by our directors and officers Messrs. Bartlett and Arnold or introduced to Messrs. Bartlett and Arnold and personally contacted by them. Although Messrs. Bartlett and Arnold are each an associated person of Newport as that term is defined in Rule 3a4-1 under the Securities Exchange Act of 1934 they are deemed not to be brokers for the following reasons:

  they are not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of their participation in the sale of our securities.
  they will not be compensated for their participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.
  they are each not an "associated person" of a broker or dealers at the time of their participation in the sale of our securities.
  they intend to be actively involved in the business of Newport after the closing of this offering.
  they are not nor have been a broker or dealer, or an associated person of a broker or dealer. And, they have not been involved in selling an offering of securities for Newport or any issuer within the last 12 months.

  Opportunity to Make Inquiries

  Newport will make available to each offeree, prior to any sale of shares, the opportunity to (1) ask questions of and receive answers from Newport concerning any aspect of the investment and (2) obtain any additional information necessary to verify the accuracy of the information contained in this prospectus, to the extent Newport possesses such information or can acquire it without unreasonable effort or expense.

  Procedures for Prospective Investors

  You may subscribe by filling in and signing the subscription agreement and delivering it, prior to the expiration date, to us. The subscription price of $0.10 per share must be paid in cash or by check, bank draft or postal express money order payable in United States dollars to our order.

  You should make your check payable to "Newport Gold, Inc.", and return your subscription agreement to:

  Newport Gold, Inc.
  220 - 1495 Ridgeview Drive
  Reno, Nevada 89509

  If you have any questions about this offering, please call Mr. Derek Bartlett at 905-542-4990 during regular business hours (Eastern Standard Time).

  Expiration Date

  The offering will remain open until all shares offered in this offering are sold or until three months after the effective date of this prospectus date and may be extended for an additional 90 days, if we so choose. We may decide to cease selling efforts at any time prior to such date. If this offering is oversubscribed, we may consider whether or not you expect to hold the shares purchased in this offering long term in determining whether and to what extent we will accept your subscription. We anticipate having one or more closings of this offering whenever we receive and accept new subscriptions.

  LEGAL PROCEEDINGS

  Newport is not a party to any pending litigation and, to the best of its knowledge, none is threatened or anticipated.

  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

  Identification of Directors and Executive Officers

  Each of our directors is elected by the stockholders for a term of one year and serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors for a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The board of directors has no nominating, auditing or compensation committees.

  The names, addresses, ages and positions of our present officers and directors are set forth below:

Name	Age	Positions	Date First Held
Derek Bartlett 1 - 336 Queen Street, South Mississauga, Ontario L5H 1M2	64	President, Chief Executive Officer, & Director	July 18, 2003
John Arnold 42 Fox Run Drive Guelph, Ontario N1H 6H9	60	Treasurer & Director	July 18, 2003
Donald W. Kohls 1972 South Beech Street Lakewood, Colorado 80228-3702	69	Director	July 18, 2003

  Background of Officers and Directors

  The principal occupation and business experience during the last five years for each of our present directors and executive officers are as follows:

  Derek Bartlett, President, Chief Executive Officer, Secretary & Director. Mr. Bartlett has been involved in various capacities with junior mining companies for over forty years. Mr. Barrett currently serves as a director of the following mining and exploration companies listed on the TSX Venture Exchange: Blue Diamond Mining Corporation, since July 30, 2002 (BDM); Diadem Resources Ltd., since October 1993 (DIR); Kingsman Resources Inc., formerly known as Braddick Resources Ltd., since 1995 (KSM); Oromin Explorations Ltd., since February 2002 (OLE); Saville Resources Ltd., formerly known as Blue Emerald Resources Inc., since 1994 (SRE); Waseco Resources Inc., since May 1996 (YWS) and X-Cal Resources Ltd., since November 24, 2003 (XCL). Mr. Bartlett also formerly served as a director of the following TSX Venture Exchange listed companies: Fresco Developments Ltd., from December 1993 to February 2002; Blue Diamond Mining Corporation, formerly known as Blue Ribbon Resources Ltd., from September 2002 to March 2003 (BDM); Hyperion Resources Corp., from May 2000 to November 2002; ); Prospex Mining Inc., from April 1997 to July 1999 (PRM), now part of Semfo Inc. (TSE: SMF); Noront Resources Ltd., from April 1993 to April 3, 2003 (NOT); VVC Exploration Corp. from September 2001 to February 2003 (VVC); A.I.S. Resources Limited, from April 1994 to October 1997(AIS). Mr. Bartlett is a graduate of the University of New Brunswick (B.Sc. Geology).

  John Arnold, Treasurer & Director. Mr. Arnold is the proprietor of John M. Arnold, CA, Management Consultant since 1976. Mr. Arnold currently serves as a director and chief financial officer of the following mining and exploration companies listed on the Toronto Stock Exchange: Queenston Mining Inc. , since 1986 (QMI); Thundermin Resources Ltd., successor to Joutel Resources Inc., since 1985 (THR); and X-Cal Resources Ltd., since 1982 (XCL). He also currently serves as a director, chairman and chief financial officer of Normiska Corporation an agricultural products company listed on the TSX Venture Exchange (NCO) since 1997. Mr. Arnold served as a director of United Tex-Sol Mines Inc. , a TSX Venture Exchange listed mining and exploration company from 1997 to June 23, 2003 when it merged with St. Andrews Goldfields Inc., a Toronto Stock Exchange mining company (SAS). Mr. Arnold is a graduate of the University of Trinity College (B.A.) and is a Chartered Accountant.

  Donald Kohls, Director . Mr. Kohls has been involved in the mining industry over forty years having developed exploration projects in the U.S.A., Canada, Brazil, Bolivia, Chile, South Africa, Ireland and Arabia. As Vice President and Chief Consulting Geologist and Director for fifteen years with Goldfields Mining Corporation, Mr. Kohls was an instrumental component of founding one of the more successful exploration organizations in the world. During the twelve years he spent with New Jersey Zinc Mr. Kohls supervised projects for zinc, lead, gold, copper, silver and titanium all over the world and formed exploration companies in Brazil and South Africa. Mr Kohls is a graduate of the University of Minnesota (Ph. D. in Geology).

  Significant Employees

  Newport has no employees who are not executive officers, but who are expected to make a significant contribution to our business. We intend to hire independent geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into any negotiations or contracts with any of them. We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

  All of the members of our board of directors have extensive experience in the metal exploration and mining industry. Newport is in the start phase and therefore the time requirements to date on the members of our board of directors have been minimal. We expect these time requirements going forward will increase but none of our directors or officers will spend 100% of his time on the business of Newport. Mr. Bartlett to date has spent and will continue to spend at least 20% of his time on the affairs of Newport. He has visited the property Newport has optioned, negotiated the option agreement, arranged for a geological report on the property and organized Newport's initial seed financing and this prospectus offering.

  Involvement in Certain Legal Proceedings

  During the past five years, none of our directors or officers have been:

  a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
  convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
  found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

  Family Relationships

  Not Applicable.

  Audit Committee Financial Expert

  Our Board of Directors has determined that we have at least one audit committee financial expert serving on our audit committee, namely John Arnold. Mr. Arnold has been a Chartered Accountant since 1968. He has provided accounting services since that time to a number of Canadian public and private mining companies. Although the majority of his experience has been with Canadian versus US GAAP, he is familiar with US GAAP concepts. Mr. Arnold would not be considered independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934. Under the applicable Securities and Exchange Commission standard, an audit committee financial expert means a person who has the following attributes:

an understanding of generally accepted accounting principles and financial statements;
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

an understanding of internal controls and procedures for financial reporting; and
an understanding of audit committee functions.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth certain information as of December 31, 2003 regarding the beneficial ownership of our common stock to be issued by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) by each of our directors and executive officers and (iii) by all of our executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Derek Bartlett 1 - 336 Queen Street, South Mississauga, Ontario L5H 1M2	50,000 (Restricted securities as defined in the Securities Act of 1933)	0.006%
John Arnold 42 Fox Run Drive Guelph, Ontario N1H 6H9	25,000 (Restricted securities as defined in the Securities Act of 1933)	0.003%
Donald W. Kohls 1972 South Beech Street Lakewood, Colorado 80228-3702	25,000 (Restricted securities as defined in the Securities Act of 1933)	0.003%
Alex Johnston 1002 API World Tower, Sheikh Zayed Rd. P.O. Box 3614 Dubai, United Arab Emirates	7,025,000 (Restricted securities as defined in the Securities Act of 1933)	83.88%
All officers and directors as a group (4 persons).	7,125,000 (Restricted securities as defined in the Securities Act of 1933)	85.07%

  Note: (1) Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.

  Changes in Control

  There are no present arrangements or pledges of Newport's securities which may result in a change in control of Newport.

  DESCRIPTION OF SECURITIES

  Common Stock

  Newport is authorized to issue 100,000,000 shares of common stock, with par value of $0.001 per share. Newport has no other classes of stock. As of December 31, 2003, Newport had committed to be issued 8,375,000 shares of common stock. All shares of the common stock are equal to each other with respect to voting, and dividend rights, and are equal to each other with respect to liquidation rights.

  Special meetings of the shareholders may be called by the President or Board of Directors of Newport, or on the request of holders of at least ten percent of the outstanding voting shares. Holders of shares of the common stock are entitled to one vote at any meeting of the shareholders for each share of the common stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a quorum consists of one-third of the outstanding shares of the common stock of Newport entitled to vote, represented in person or by proxy. A vote of the majority of the shares of the common stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of the common stock outstanding.

  There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. It should be noted that the bylaws may be amended by the Board of Directors without notice to the shareholders.

  Non-Cumulative Voting. The shares of the common stock of Newport do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of the common stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

  Dividends. The payment of dividends by Newport, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, on its earnings, its capital requirements and its financial condition, as well as other relevant factors. Newport has not paid a cash or stock dividend and does not anticipate paying any cash or stock dividends in the foreseeable future. (See Risk Factors).

  Transfer Agent

  Newport has appointed Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada 89501 as transfer agent for our shares of the common stock.

  INTEREST OF NAMED EXPERTS AND COUNSEL

  No expert or counsel whose services were used in the preparation of this Form SB-1 was hired on a contingent basis or will receive a direct or indirect interest in Newport.

  DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

  Newport's articles of incorporation provide that it will indemnify its officers and directors to the full extent permitted by Nevada state law. Newport's bylaws provide that it will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Newport or is or was serving at the request of Newport as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

  BUSINESS

  Business Development

  We were incorporated on July 16, 2003 in the State of Nevada.

  We have not had any bankruptcy, receivership or similar proceeding since incorporation.

  There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We have no property other than the option to nine mineral claims consisting of 47 units located in British Columbia, Canada (the "Burnt Basin mineral claims").

  Our Business

  We are a start-up, pre-exploration-stage company, and have not yet generated or realized any revenues from our business operations. We are not a blank check company. We have no intentions of merging with any other company or allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the rules of the Securities Act of 1933. We must raise cash in order to implement our plan and stay in business.

  On July 18, 2003, Newport entered into an option agreement with Steve Baran to acquire nine minerals claim consisting of 47 units in British Columbia, Canada known as the Burnt Basin mineral claims numbers 393542, 393541, 393681 to 393687. The Burnt Basin Property is owned by John W. Carson and the option agreement is subject to an underlying agreement between Mr. Carson and Mr. Baran, dated July 29, 2002.

  Under the terms of Newport's option agreement, Newport can acquire a 100% undivided interest in the property, subject to two separate Net Smelter Return (NSR) royalties (totalling 2%), in consideration for cash and share payments totaling $17,000 and 225,000 shares. Newport must also incur exploration expenses totalling $250,000 over a 3 year period. The first NSR royalty consists of a 1% NSR payable to John Carson capped at $250,000, that will be provided by making annual $10,000 prepaid NSR payments beginning in September of 2003. A further 1% NSR is payable to Steve Baran, of which Newport can acquire one half of the 1% NSR to Steve Baran for the sum of $500,000.

  The Burnt Basin mineral claims are located twenty-five kilometres North East of the City of Grand Forks in the Province of British Columbia. The Burnt Basin mineral claims consists of forty seven units, each unit consists of approximately 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed.

  To date we have not performed any work on our property. We are presently in the pre-exploration stage and there is no assurance that a commercially viable mineral deposit exists in our property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. We intend to try to develop any mineral deposits we find ourselves, if any, or enter into a joint venture with another mining company with more experience at that stage of operation.

  Competitive Factors

  The mining industry, in general, is intensely competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Newport not receiving an adequate return on invested capital.

  Regulations

  Our mineral exploration program is subject to the Mineral Tenure Act (British Columbia) and Regulations. This act sets forth rules for:

  locating claims,
  posting claims,
  working claims, and
  reporting work performed.

  The Mineral Tenure Act (British Columbia) and Regulations also govern the work requirements for a claim including the minimum annual work requirements necessary to maintain a claim. The holder of a mineral claim must perform exploration and development work on the claim of $100 per unit in each of the first three years and $200 per unit in the fourth and subsequent years. We have nine claims totaling forty seven units. This means the Company is required to perform a minimum of $4,700 for each of the first three years and $14,400 for the fourth and subsequent years.

  We are also subject to the British Columbia Mineral Exploration Code (the "Code") that tells us how and where we can explore for minerals. We must comply with these laws to operate our business. The purpose of the Code is to assist persons who wish to explore for minerals in British Columbia to understand the process whereby exploration activities are permitted and regulated. The Code establishes Province-wide standards for mineral exploration and development activities. The Code also manages and administers exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. The Code does not apply to certain exploration work we will be conducting. Specifically, work that does not involve mechanical disturbance of the surface including:

  prospecting using hand-held tools,
  geological and geochemical surveying,
  airborne geophysical surveying,
  hand-trenching without the use of explosives, and
  the establishment of gridlines that do not require the felling of trees.

  Subject to the results of Phase I, exploration activities that we may carry out in subsequent phases which are subject to the provisions of the Code are as follows:

  drilling, trenching and excavating using machinery, and
  disturbance of the ground by mechanical means (blasting).

  Prior to proceeding with any exploration work subject to the Code we must apply for a notice of work permit. In this notice we will be required to set out the location, nature, extent and duration of the proposed exploration activities. The notice is submitted to the regional office of the Mines Branch, Energy Division.

   Newport has commissioned and obtained a technical report by Linda Caron, M.Sc., P.Eng., dated July 28, 2003 to provide and up to date summary of previous exploration work on the property and to make recommendations for further exploration work.

  The exploration permit that may be required for activities in phases subsequent to Phase I is the only permit or license we will need to explore for minerals on our property.  It will take approximately two weeks to obtain the exploration permit. The permit is free and is usually granted as a matter of right, when applied for.

  Environmental Laws

  We will also have to sustain the cost of reclamation and environmental remediation for all work undertaken which causes sufficient surface disturbance to necessitate reclamation work. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to a natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused, i.e. refilling trenches after sampling or cleaning up fuel spills. Our Phase I and II programs do not require any reclamation or remediation other than minor clean up and removal of supplies because of minimal disturbance to the ground. The amount of these costs is not known at this time as we do not know the extent of the exploration program we will undertake, beyond completion of the recommended two phases described above. Because there is presently no information on the size, tenure, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on our earnings or competitive position in the event a potentially economic deposit is discovered.

  Employees and Employment Agreements

  At present, we have no employees, other than our officers Messrs. Bartlett and Arnold, and our directors, who are not compensated for their services. Messrs. Bartlett and Arnold do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

  We intend to hire independent geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into any negotiations or contracts with any of them. We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

  Reports to Securities Holders

  As of the date of this Prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by us with the Commission pursuant to the informational requirements of the Securities Exchange Act of 1934 will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports and other documents filed with the Commission may also be available electronically on the World Wide Web at http://www.sec.gov.

  We may elect not to file a Form 8-A or other Registration Statement under the Securities Exchange Act of 1934 and therefore, will only be subject to Section 15(d) following the effective date, therefore the proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us.

  After we complete this offering, we will not be required to furnish you with an annual report. Further we will not voluntarily send you an annual report.

  PLAN OF OPERATION

  Forward Looking Information

  This section of the prospectus includes a number of forward- looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

  Our Proposed Plan of Operation

  We are a start-up, pre-exploration stage company and have not yet generated or realized any revenues from our business operations. The Burnt Basin mineral claims are without known economic mineralization and our proposed program is exploratory in nature. We must conduct exploration to determine what amount of minerals, if any, exist on the property and if any minerals which are found can be economically extracted and profitably processed. Specifically, we intend to explore for gold on the Burnt Basin mineral claims.

  If we raise the maximum amount of this offering prior to mid-May, 2004, we will begin Phase I and complete Phase I at the end of July, 2004. Phase I would take approximately two to three months to complete and cost $46,000. We would then start Phase II at the beginning of August, 2004 and complete Phase II at the end of July, 2004. Phase II would take approximately six months and would cost $146,000. We cannot work from December to May because of bad weather conditions. If we complete this offering, we will not need any more funding for Phases I and II. If we do not complete the offering, then we will have to raise more money through private placements, public offerings or by bringing in other partners. The money we raise from this offering will determine how long we can satisfy our cash requirements. If we do not raise enough funds, Newport will have to raise additional funds within the next 12 months or go out of business.

  If the results of Phase I are not successful,  as determined by conclusions of an independent geologist whom we intend to hire, and we choose not to continue Phase II, we will seek to acquire other claims for exploration as we are an exploration company. We may also chose to seek out and acquire other claims as we explore the Burnt Basin Property in the normal course of business as a mining and exploration company. We will not acquire claims from related parties. We need to raise the maximum amount of this offering or we may not be able to continue for the next 12 months unless we obtain additional capital to pay our bills. We have not generated any revenues and no revenues are anticipated unless and until gold is discovered on the property in which we have an interest. Accordingly, we would need to raise cash from other sources than the sale of the gold. We will be conducting research in connection with the exploration of the property on which we own mining interests. We are not going to buy or sell any plant or significant equipment. We do not expect a change in the number of our employees.

  We intend to implement an exploration program and intend to proceed in the following two phases all of which will be supervised by Mr. Derek Bartlett, our President and by an independent geologist and other contractors hired by him on our behalf. We will not hire anyone to start exploration until we receive funds from this offering to start exploring for minerals on the Burnt Basin mineral claims.

  Phase I. Phase I will begin with a detailed compilation of previous exploration results on the Burnt Basin Property along with review of the available geologic literature, personal interviews with geologists, and others familiar with the prospect area where the Burnt Basin mineral claims is located.

  When the compilation review is completed, our initial work will be augmented with prospecting, rock sampling and geologic mapping of the Burnt Basin mineral claims. We will examine surface outcrops of rock and the topography of the property to assist in the geologic mapping.

  We will also conduct geochemical testing during Phase I. Rock samples will be taken from the property and taken to a lab where a determination of the elemental make up of the sample and the exact concentrations of mineral composition will be made. We will then compare the relative concentrations of mineral samples so the results from different samples can be compared in a more precise manner and plotted on a map to evaluate their significance and determine whether or not the claims have any gold mineralization, its current economic potential and whether further exploration is warranted. On areas of the property with no rock outcrops, we will do soil survey grids. Soil samples will be collected at approximately 200-300 foot intervals and analyzed in a lab in a similar fashion to that described above.

  Phase I will take about two to three months and cost up to $46,000.

  Phase II. Subject to the results of the report provided by the results obtained in Phase I, we will continue to Phase II. Phase II will consist of further collection of rock and soil samples at additional sites, which may be measured from a reference location, for analysis in a lab to determine the exact concentration of mineral composition. We expect to dig trenches through the soil to expose rocks for the purpose of sampling and to identify the continuity and extent of mineralization, if any, below the surface. We anticipate that we will rely primarily on more extensive trenching during Phase II to identify the extent of mineralization. We will also conduct diamond drilling if warranted. Approximately 500 meters of excavator trenching and 1,000 metres of diamond drilling is proposed for Phase II.

  Phase II will take approximately six months and cost up to $146,000.

  If the geologist's report based on the laboratory analysis advises that the results of each Phase is not successful, we will explore other mineral properties.

  We intend to try to develop any mineralization ourselves or enter into a joint venture with another mining company with more experience at that stage of operation. Each phase of exploration will be conducted by a qualified independent geologist with reasonable experience in exploration of gold, silver, lead, and zinc mineral properties. The exploration will be supervised by Mr. Derek Bartlett, our President. Mr. Bartlett has had extensive experience with mining companies spanning over twenty or more years.

  We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

  Capital Requirements of Our Proposed Exploration Program

  For all two phases of our proposed exploration program identified, we anticipate the capital costs to be approximately $192,000. This amount will include all costs in respect of the equipment we will need during each phase (including rental of a backhoe and a drill, as well as the purchase of hand tools and explosives); the services of a professional independent geologist who will be responsible for geologic mapping, rock sampling, and supervision; the services of field workers who will be responsible for general labor, including trenching, soil sampling and site maintenance; food and camp supplies; and analysis of samples, including shipping of samples to laboratory and testing analysis.

  Need for Additional Capital

  If we are successful in selling the 3,000,000 shares of common stock offered under this prospectus, management believes we will have sufficient capital to complete the two exploration phases proposed for the Burnt Basin mineral claims. We will assess whether to proceed with Phase II of the exploration program upon completion of Phase I and an evaluation of the results of the Phase I program program, based on our independent geologist's report .

  If our exploration activities are successful we plan to either further develop the Burnt Basin mineral claims on our own or enter into a joint venture with another mining company with more experience at that stage of operation. We will need a considerable amount of additional capital if we are to proceed to further development of the Burnt Basin mineral claims.

  If we are unable to sell more than 720,000 shares of the planned offering we will only have sufficient capital available to fund the Phase I exploration program and we would have to search for additional financing at that time or suspend operations.

  We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue or expand our operations. Equity financing could result in additional dilution to existing shareholders.

  DESCRIPTION OF PROPERTY

  Mining Properties - General

  On July 18, 2003, Newport entered into an option agreement with Steve Baran to acquire nine minerals claim consisting of 47 units in British Columbia, Canada known as the Burnt Basin mineral claims numbers 393542, 393541, 393681 to 393687. This option agreement is not recorded in the BC Mining Office. The Burnt Basin Property is owned by John W. Carson and the option agreement is subject to an underlying agreement between Mr. Carson and Mr. Baran, dated July 29, 2002. Under the terms of Newport's option agreement, Newport can acquire a 100% undivided interest in the property, subject to two separate Net Smelter Return (NSR) royalties (totalling 2%), in consideration for cash and share payments totalling $17,000 and 225,000 shares. Newport must also incur exploration expenses totalling $250,000 over a 3 year period. The first NSR royalty consists of a 1% NSR payable to John Carson capped at $250,000, that will be provided by making annual $10,000 prepaid NSR payments beginning in September of 2003. A further 1% NSR is payable to Steve Baran, of which Newport can acquire one half of the 1% NSR to Steve Baran for the sum of $500,000.

  A mining claim is generally described to be that portion of the public mineral lands which a miner, for mining purposes, takes and holds in accordance with local mining laws but is also described to mean a parcel of land which might contain precious metals in the soil or rock. In British Columbia, a "two-post mining claim (where two opposite corners of the boundaries of the claim are physically marked with a survey type post marked for reference as opposed to simply having an initial single post) is a square plot of land 500 meters by 500 meters. The Burnt Basin mineral claims consists of forty-seven units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres).

  To date we have not performed any work on the Burnt Basin mineral claims and have spent no monies on exploration activities. Newport has instead commissioned and obtained a technical report dated July 28, 2003, to provide an up to date summary of previous exploration on the property and to make recommendations for further work.

  Legal Status of Burnt Basin Mineral Claims .

  The Burnt Basin mineral claims was originally staked in 2002 by John Carson. Mr. Carson owns the mineral claims and optioned these claims to Mr. Baran on July 29, 2002, which was subsequently optioned to Newport on July 18, 2003. Newport through an option agreement holds the mining rights to the Burnt Basin mineral claims which thereby giving it or its designated agent, the rights to mine and recover all of the minerals contained within the surface boundaries of the claim continued vertically downward.

  All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of the Burnt Basin mineral claims, that is the province of British Columbia.

  In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. The legislation ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as fee simple owner of Crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Burnt Basin mineral claims is one such acquisition. Accordingly, fee simple title to the Burnt Basin mineral claims resides with the Crown. The Burnt Basin mineral claims is a mining lease issued pursuant to the British Columbia Mineral Act to Mr. Bartlett. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

  The Burnt Basin mineral claims is unencumbered and there are no competitive conditions which affect the Burnt Basin mineral claims. Further, there is no insurance covering the Burnt Basin mineral claims. We believe that no insurance is necessary since the Burnt Basin mineral claims is unimproved and contains no buildings or improvements.

  Claim Status

  The name, tenure number, date of recording and expiration date of the Burnt Basin mineral claims is as follows:
Claim Name	Tenure Number	Units	Expiry Date
Molly Gibson	393541	20	June 30, 2004
Motherlode	393542	20	June 30, 2004
Lode #1	395681	1	June 30, 2004
Lode #2	395682	1	June 30, 2004
Lode #3	395683	1	June 30, 2004
Lode #4	395684	1	June 30, 2004
Lode #5	395685	1	June 30, 2004
Lode #6	395686	1	June 30, 2004
Lode #7	395687	1	June 30, 2004

  The Burnt Basin mineral claims consists of forty-seven units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres) or an aggregate total of approximately 1,175 hectres, title to which is held by an unrecorded warranty deed. The Burnt Basin mineral claims was selected for acquisition due to its cost, previously recorded surrounding exploration, development and extraction work and because the Burnt Basin mineral claims is not located in an environmentally sensitive region.

  Information regarding the Burnt Basin mineral claims can be determined by reviewing the British Columbia government website located at http://www.gov.bc.ca/em. This website contains a detailed description of the rock formation and mineralization of all staked lands in British Columbia. The information can be viewed by clicking on "The Map Place", then, after downloading "Autodesk Mapguide", by clicking on "Available Maps" and then "Mineral Titles Map". You can then enter in claim tenure number in the "Zoom GoTo" search window to view the area of the Burnt Basin mineral claims. For title information you can go back to the "Mineral Titles Map" in the lower window, under the heading "Contents", then "Database Searches", click on "Tenure Number" and enter the claim tenure number as indicated above to view the "Mineral Titles Tenure Detail". This website database contains a detailed description of the rock formation, mineralization and ownership of all staked lands in British Columbia.

  To keep the Burnt Basin mineral claims in good standing, such that it does not expire on the dates indicated in the preceding, we must file work on or before June 30, 2004 or pay $100 per unit to prevent the Burnt Basin mineral claims from reverting to the Crown.

  Newport is a pre-exploration stage company. There is no assurance that a commercially viable mineral deposit exists on the Burnt Basin mineral claims. Exploration will be required before Newport can make an evaluation as to the economic and legal feasibility of the Burnt Basin mineral claims.

  Location and Access

  The Burnt Basin mineral claims is located on the eastern flank of the Christina Range in the Monashee Mountains. Highway 3, the Southern Trans Provincial Highway, crosses the extreme southeast corner of the property. Road access to the claims is via the Paulson Detour road, which heads west from Highway 3 on the south side of the Paulson bridge and then via a steep narrow road that heads south from the Paulson Detour road about 300 meters west of the highway. Two and half kilometres along this road the slope becomes gentler and there are a number of old roads which branch off to different parts of the Burnt Basin Claims.

416000E
417000E
418000E
420000E
To Trail & Castlegar
GLADSTONE PROVINCIAL PARK
5449000N
5448000N
5447000N
5446000N
5445000N
5444000N
LODE #5 395685
LODE #6 395686
LODE #7 395687
LODE #4 395684
LODE #3 395683
LODE #2 395682
LODE #1 395681
MOTHERLODE 393542
L 1753 CG
LCP
Mollie Creek
MOLLY GIBSON 393541
3
GREENWOOD MINING DISTRICT
TRAIL CREEK MINING DISTRICT
Josh Creek
McRae Creek
NEWPORT GOLD INC.
BURNT BASIN PROPERTY
To Grand Forks
ABANDONED CPR
N
NAD 83, Zone 11
NEWPORT GOLD INC.
BURNT BASIN PROPERTY
FIGURE 2
CLAIM MAP
082E.020
SCALE: 1:30,000
0 300 600 900 1200m
DRAWN BY: LJC / tjw
DATE: JULY 2020
FILENAME: BURNTBASIN-FIG2-CLAIM.DWG

  Physiography

  The Burnt Basin mineral claims is snow-free from May through November, allowing a five or six-month exploration season. The location of the Burnt Basin mineral claims is within 25 kilometres by road to the community of Christina Lake, which has limited services such as room, board and fuel with grocery stores. Services needed for exploration are available in Grand Forks, located 20 kilometres west of Christina Lake or alternatively in Castlegar 55 miles east of the property along Highway 3. Castlegar has a full-service airport. The closest power source is approximately 10 kilometres southwest of the claims on McRae road.

  The claims are located in an area referred to as the "Burnt Basin", a bowl shaped area covering the upper Josh and Mollie Creek drainages that are situated north and west of Highway 3 and the McRae Creek Valley. Elevations range from about 900 metres at the highway in the southeast corner of the property to about 1585 metres at the Molly Gibson claim.

  There is good rock exposure on the steep slopes in the southern and eastern portion of the property. Rock exposure on the remainder of the Burnt Basin Property is moderate to scarce. The property is covered with thick second growth forest with dense undergrowth. The use of GPS equipment in many areas as a result would be ineffective.

  Geology of Area Where Burnt Basin Mineral Claims is Located

  The general region where the Burnt Basin mineral claims are located is one that has hosted many gold deposits. It covers a sequence of rocks that were formed elsewhere and moved to their present location by crustal scale faulting, as well as some rocks formed in-place since this fault collision occurred. Despite over a hundred years of work in the area, no detailed geological compilation of the Burnt Basin Property has been done. In general, the property is underlain by a sequence of sedimentary and volcanic rocks that have been altered from their original state by the effects of temperature and pressure. These metamorphosed rocks are cut by several very large bodies of intrusive rocks.

  Mineralization occurs in both the metamorphic rocks and in the intrusive rocks on the Burnt Basin Property. Quartz veins with gold occur in the intrusive rocks, and lead-zinc skarn and gold with pyrrhotite-magnetite mineralization occurs in limy horizons in the metasediments. Because this latter style of mineralization is associated with a particular geological horizon, it is important to determine the location and extent of these prospective rocks. This will be done by completing geological mapping and sampling of the property in Phase 1.

  Proposed Program of Exploration

  We intend to conduct initial exploration of the Burnt Basin mineral claims to determine if there are commercially exploitable mineral deposits. We anticipate a two phase exploration program to properly evaluate the potential of the Burnt Basin mineral claims. We must conduct exploration to determine what minerals, if any, exist on the Burnt Basin mineral claims and if any minerals which are found can be economically extracted and profitably processed. Our proposed program of exploration is explained in more detail in this prospectus under "Plan of Operation".

  History of Previous Work

  Newport engaged Linda Caron, M.Sc., P.Eng., an independent consultant geologist to prepare a technical report on the Burnt Basin Property in July of 2003. Ms. Caron has done extensive geological work in Southern BC and in particular the Greenwood - Grand Forks area since 1989. She is a member of good standing with the Association of Professional Engineers and Geoscientists of BC with professional engineer status. She completed an examination of the Burnt Basin Property on July 18, 2003 which included limited rock sampling. She also examined the property in 1989 on behalf of a different client. Ms. Caron does not have a direct or indirect interest in the Burnt Basin Property or in the securities of Newport nor is there an agreement or expectation she will receive any future such securities.

  The Burnt Basin mineral claims are located in a historic gold mining district. The Central Zone on the property has been sporadically explored for silver, lead, zinc skarn mineralization because of its proximity to the Trail Smelter. Skarn zones are up to 30 feet wide and have strike lengths of several hundred feet. Production from the central zone was 5,410 tons yielding 34 ozs gold, 14,746 ozs of silver, 420,000 lbs of lead and 562,000 lbs of zinc. The geology of the Central Zone is largely intercalated argillaceous sediments and greenstones.

  Only limited work has been carried out for gold on the North and South zones, which are known to host gold mineralization. Gold production from the south area, the Molly Gibson (now consisting of 20 units) was 310 tons yielding 331 ozs gold from an east-west zone of pyrrhotite-magnetite skarn. Individual assays provided results to 3 ozs per ton gold. This zone has an E.M.-V.L.F. signature, which is yet to be tested. The geology is largely limy horizons in contact with Nelson Intrusives.

  The North area is also a significant gold zone with numerous quartz veins carrying economic gold values. Quartz veins within the staked area are from 2 feet to 10 feet wide and have a strike length of several hundred feet.

  The Motherlode claim (now consisting of 20 units) covers numerous old crown grants including the Motherlode, Contact, Daly, Tunnel and others. On the old Motherlode C.G. select assays provided for 2 ozs per ton gold and 14 ozs per ton silver and 50 tons of unsorted ore yielded 0.229 ozs per ton. gold. In 1902, a 5 oz per ton gold assay was reported from some high-grade float on the Comart claim in north of the Burnt Basin Property. Geochemically a large untested silver-gold anomaly extends from the Motherlode C.G. to the Daly claim area, all within the current claim group. The geology of the north zone is Nelson intrusives and Coryell syenites in contact with argillaceous sediments and greenstones.

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On July 18, 2003, we committed a total of 50,000 shares of restricted common stock to Mr. Derek Bartlett and on July 18, 2003, we committed a total of 50,000 shares of restricted common stock to Messrs. Arnold and Kohls who are officers and directors of our company. The shares were acquired for a total cash consideration of $100 or $0.001 per share.

  Since inception, Mr. Bartlett, advanced funds to the Company in the total sum of $45,888, which were used for organizational and start-up costs and operating capital. The loans do not bear interest and have not been paid as of the date hereof. There are no documents reflecting the loan and they are not due on a specific date. Mr. Bartlett will accept repayment from us when money is available. We plan to repay the loan from the proceeds of this offering provided that we raise the maximum amount.

  Messrs. Bartlett, Arnold and Kohls are each involved with several other mining exploration companies. As a result, a conflict of interest between Newport and one of these other companies may arise from time to time. We have not formulated a policy for the resolution of such conflicts at this time.

  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

  Market Information

  No public market has been established for the common stock of Newport. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in Newport's securities. There is no assurance that a trading market will ever develop for the common stock of Newport or, if such a market does develop, that it will continue.

  Newport has no common equity subject to outstanding purchase options or warrants. Newport has no securities convertible into its common equity. Newport has no common equity that can be sold pursuant to Rule 144 under the Securities Act of 1933. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly registered by Newport.

  As of December 31, 2003, there were 8,125,000 shares of common stock committed to be issued by the Company, held by eighteen (18) shareholders of record of which three are directors of Newport. On completion of this offering, we will have 11,375,000 shares of common stock outstanding, assuming all 3,000,000 shares offered are sold. After the offering, 3,000,000 of the 11,375,000 shares of common stock outstanding will be immediately tradeable without restriction under the Securities Act of 1933 except for any shares purchased by an "affiliate" of ours, as that term is defined in the Securities Act of 1933, as amended. Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act of 1933, as amended.

  Dividends

  No dividends have been paid to date and none is expected to be paid in the foreseeable future.

  Equity Compensation Plan

  We do not have any securities authorized for issuance under any equity compensation plans.

  EXECUTIVE COMPENSATION

  Summary of Compensation of Executive Officers

  The following table summarizes the compensation paid to our President and Chief Executive Officer during the last three complete fiscal years. No other officer or director received annual compensation in excess of $100,000 since our date of incorporation.
SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Derek Bartlett, President, CEO & Director(1)	2003	Nil	Nil	$43,636	Nil	Nil	Nil	Nil
John Arnold, Treasurer & Director(2)	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

  Notes:
  1.   Mr. Bartlett became a director and officer of Newport on the date we were incorporated, July 16, 2003.
  2.   Mr. Arnold became a director and officer of Newport on July 18, 2003.

  Stock Options/SAR Grants

  No grants of stock options or stock appreciation rights were made since our date of incorporation July 16, 2003.

  Long-Term Incentive Plans

  There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

  Compensation of Directors

  No cash compensation was paid to our directors for their services as directors since our date of incorporation July 16, 2003. We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

  Employment Contracts and Termination of Employment

  We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement).

  PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering . The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class Before Offering/After Offering (2)
Derek Bartlett 1 - 336 Queen Street, South Mississauga, Ontario L5H 1M2	50,000 (Restricted securities as defined in the Securities Act of 1933)	0.006%/ 0.004%
John Arnold 42 Fox Run Drive Guelph, Ontario N1H 6H9	25,000 (Restricted securities as defined in the Securities Act of 1933)	0.003%/ 0.002%
Donald W. Kohls 1972 South Beech Street , Lakewood, Colorado 80228-3702	25,000 (Restricted securities as defined in the Securities Act of 1933)	0.003%/ 0.002%
Alex Johnston 1002 API World Tower, Sheikh Zayed Rd. P.O. Box 3614 Dubai, United Arab Emirates	7,025,000 (Restricted securities as defined in the Securities Act of 1933)	83.88%/ 61.76%

  Notes:
    Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.
    Assuming all 3,000,000 shares are sold.
    Messrs. Bartlett, Arnold and Kohls do not intend to purchase any shares under this offering.

  Future Sales by Existing Stockholders

  A total of 8,375,000 shares of common stock are committed to be ssued to the existing stockholders, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after the acquisition of their shareholdings; which would be July 18, 2004 for Messrs. Bartlett, Arnold, Kohls and two other investors.

  Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

  EXPERTS

  Our financial statements for the period from inception to December 31, 2003, included in this prospectus have been audited by Pannell Kerr Forster, independent Chartered Accountants, of Vancouver, BC, Canada, as set forth in their report included in this prospectus.

  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  We recently appointed Pannell Kerr Forster as the company's independent accountants. We have had no change in, or disagreements with, our principal independent accountants since our formation in 2003.

  FINANCIAL STATEMENTS

  Our fiscal year end is December 31.

  Our audited financial statement from inception to December 31, 2003 immediately follow:

  [Financials Begin on Next Page]

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Consolidated Financial Statements

  December 31, 2003

  REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

  TO THE STOCKHOLDERS AND DIRECTORS OF NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  We have audited the consolidated balance sheet of Newport Gold, Inc. (An Exploration Stage Company) as at December 31, 2003 and the related consolidated statements of operations, stockholders' deficit and cash flows for the period from July 16, 2003 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newport Gold, Inc. at December 31, 2003 and the consolidated results of their operations and cash flows for the period from July 16, 2003 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

  The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company will need additional working capital for its planned activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 2 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  "Pannell Kerr Forster"

  Chartered Accountants

  Vancouver, British Columbia

  March 7, 2004

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Consolidated Balance Sheet (note 2)

  December 31, 2003

  (U.S. Dollars)

Liabilities

Current
Accounts Payable	$38,416
Due to related party (note 6)	45,888

Total Liabilities	84,304

Stockholders' Deficit

Capital Stock
Authorized
100,000,000 Common shares with a par value of $0.001 per share
Issued and outstanding
0 Common Shares	0
Share Subscriptions (note 7)	115,650
Other Comprehensive Loss	(3,409)
Deficit	(196,545)

Total Stockholders' Deficiency	(84,304)

Total Liabilities and Stockholders' Deficiency	$0

See notes to consolidated financial statements

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Consolidated Statement of Operations

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

Expenses
Investor relations (note 6)	$64,873
Expenditures on resource property (note 5)	47,300
Geological consulting fees (note 6)	43,636
Accounting and legal	33,765
Office and travel	6,971

Net Loss and Deficit, End of Period	(195,545)
Other Comprehensive Loss	(3,409)

Total Comprehensive Loss	$(199,954)

Basic and Diluted Loss Per Share	$(0.02)

Weighted Average Number of Shares Outstanding	8,328,200

See notes to consolidated financial statements

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Consolidated Statement of Stockholders' Deficit

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

						Accumulated
						Deficit
			Additional	Share	Other	during the	Total
		Par	Paid-in	Subscriptions	Comprehensive	Exploration	Stockholders'
	Shares	Value	Capital	Received	(Loss)	Stage	Deficit

Share subscriptions	0	$0	$0	$115,650	$0	$0	$115,650
Foreign currency
translation adjustment	0	0	0	0	(3,409)	0	(3,409)
Net loss	0	0	0	0	0	(196,545)	(196,545)

Balance
December 31, 2003	0	$0	$0	$115,650	$(3,409)	$(196,545)	$(84,304)

See notes to consolidated financial statements

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Consolidated Statement of Cash Flows

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

Operating Activities
Net Loss	$(196,545)
Adjustments to reconcile net loss to net cash used in
Operating activities
Common stock to be issued for exploration costs	22,500
Changes in Operating Assets and Liabilities
Accounts Payable	36,000
Due to related party	44,895

Cash Used in Operating Activities	(93,150)

Financing Activity
Subscriptions received	93,150

Inflow of Cash	0
Cash, Beginning of Period	0

Cash, End of Period	$0

Non-Cash Financing Activity
Common stock to be issued for properties	$22,500

Supplemental Disclosures
Interest paid	$0
Income taxes paid	$0

See notes to consolidated financial statements

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Notes to Consolidated Financial Statements

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

1.	OPERATIONS AND BASIS OF PRESENTATION

  Newport Gold, Inc. (the "Company") was incorporated under the laws of Nevada on July 16, 2003, and is involved in the acquisition, exploration and development of mineral and energy properties. The Company is currently evaluating opportunities both in the mineral sector and otherwise. The Company is in the exploration stage as defined in statement No. 7 of the Financial Accounting Standards Board.

  These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, 2038052 Ontario Inc. incorporated under the laws of the Province of Ontario, Canada. All intercompany transactions and balances have been eliminated.
2.	GOING CONCERN

  These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

  The general business strategy of the Company is to explore and research an existing mineral property and to potentially acquire further claims either directly or through the acquisition of operating entities. The continued operations of the Company depends upon the recoverability of mineral property reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of these claims and upon the claims' future profitable production. Management intends to raise additional capital through share issuances to finance operations and invest in the Burnt Basin Properties as described in note 5.

  The Company has a working capital deficit of $84,304, has accumulated losses of $196,545 to December 31, 2003, has not generated any operating revenue to date, and has no capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies. These factors raise substantial doubt about the Company's ability to continue as a going-concern which is dependent on the Company's ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of the above matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Notes to Consolidated Financial Statements

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(b)	Foreign currency translation

  The Company's operations and activities are conducted principally in Canada, hence the Canadian dollar is the functional currency which is translated into U.S. dollars for reporting purposes as follows:

  (i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

  (ii) Revenues and expenditures at the average rate of exchange for the year.

  Gains and losses arising from this translation of foreign currency are included in other comprehensive income (loss) as a separate component of stockholders' deficiency.

(c)	Mineral property acquisition payments and exploration costs

  The Company expenses all costs related to acquiring, exploring and retaining mineral claims in which no proven and probable reserves exist. To date, the Company has not established the commercial feasibility of its mineral property, therefore, all exploration expenditures are being expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. As at December 31, 2003, the Company had no accrued liabilities for compliance with environmental regulations.
(d)	Income taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Notes to Consolidated Financial Statements

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Basic and diluted loss per share

  In accordance with SFAS No. 128 - "Earnings Per Share", basic loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. During the year ended December 31, 2003, the Company had committed to issue 8,375,000, as described in note 7, the shares have yet to be issued. These shares have been included in the computation of weighted average number of shares outstanding. The Company had no stock options, warrants or other common stock equivalents outstanding during the initial period ending December 31, 2003, and consequently dilutive loss per share is not presented separately.
(f)	Stock-based compensation

  The Company intends to apply the intrinsic value method of accounting as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations, in accounting for options granted to employees. As such, compensation expense is recorded on the date of the grant when the market price of the underlying stock exceeds the exercise price. SFAS 123 "Accounting for Stock-Based Compensation" establishes accounting and disclosure requirements using the fair value-based method of accounting for stock-based compensation plans. As allowed by SFAS 123, the Company has elected to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS 123, as amended by SFAS 148. To date, the Company has not adopted a stock option plan or issued any stock options.
(g)	Other comprehensive loss

  The Company has other comprehensive loss arising from foreign currency translation. Accordingly, other comprehensive loss is shown as a separate component of stockholder's deficit.

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Notes to Consolidated Financial Statements

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Recent accounting pronouncements

    In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation -  Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 had no effect on the Company's financial statement presentation or disclosures.

    In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies under what circumstances a contract with initial investments meets the characteristics of a derivative and when a derivative contains a financing component. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no effect on the Company's financial statement presentation or disclosures.

    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption.

  Restatement is not permitted. The adoption of SFAS No. 150 had no significant effect on the Company's financial statement presentation or disclosures.

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Notes to Consolidated Financial Statements

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Recent accounting pronouncements (Continued)

    In January 2003, the FASB issued Interpretation No. 46, "Consolidated of Variable Interest Entities (an Interpretation of ARB No. 51)" ("FIN 46"). FIN 46 requires that the primary beneficiary in a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The consolidated requirements of FIN 46 are required to be implemented for any variable interest entity created on or after January 31, 2003. In addition, FIN 46 requires disclosure of information regarding guarantees or exposures to loss relating to any variable interest entity existing prior to January 31, 2003 in financial statements issued after January 31, 2003. The implementation of the provisions of FIN 46 effective January 31, 2003 had no effect on the Company's financial statement presentation or disclosures.

4.	FINANCIAL INSTRUMENTS

    Fair value

  The carrying value of accounts payable and due to related party approximate their fair value because of the short maturity of these financial instruments.

    Interest rate risk

  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current liabilities.

    Credit risk

  The Company is not exposed to any significant credit risk.

    Translation risk

  The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in U.S. dollars.

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Notes to Consolidated Financial Statements

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

5.	RESOURCE PROPERTIES

  On July 18, 2003, the Company entered into an option agreement with Steve Baran to acquire nine mineral claims consisting of 47 units in British Columbia, Canada known as the Burnt Basin mineral claims numbers 393542, 393541, and 393681 to 393687. The Burnt Basin property is owned by John W. Carson and the option agreement is subject to an underlying agreement between Mr. Carson and Mr. Baran, dated July 29, 2002.

  Under the terms of the option agreement, the Company can acquire a 100% undivided interest in the property, subject to two separate Net Smelter Return Royalties ("NSR") (totalling 2%), in consideration for cash and share payments totalling CDN $17,000 (paid) and 225,000 shares of common stock (note 7(b)). Newport must also incur exploration expenses totalling CDN $250,000 over a 3 year period. The first NSR consists of a 1% NSR payable to John Carson capped at CDN $250,000, that will be provided by making annual CDN $10,000 prepaid NSR payments beginning in September of 2003 (CDN $12,500 paid at December 31, 2003). A further 1% NSR is payable to Steve Baran. One-half of the 1% NSR to Steve Baran may be bought out for the sum of CDN $500,000.

  The Burnt Basin mineral claims are located twenty-five kilometres North East of the City of Grand Forks in the Province of British Columbia. The Burnt Basin mineral claims consists of forty-seven units, each unit consists of approximately 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed.

  To date, we have not performed any work on our property other than some mapping and compilation. We are presently in the pre-exploration state and there is no assurance that a commercially viable mineral deposit exists in our property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. We intend to try to develop any mineral deposits we find, if any, ourselves or enter into a joint venture with another mining company with more experience at that stage of operation.

  Expenditures on resource properties consists of the following:

British Columbia
Burnt Basin Property
Property acquisition costs paid by shares to be issued (note 7)	$22,500
Property acquisition costs paid by cash	19,637
Mapping and compilation	4,000
Travel	1,163

Expenditures on resource properties	$47,300

  NEWPORT GOLD, INC.

  (An Exploration Stage Company)

  Notes to Consolidated Financial Statements

  From Inception on July 16, 2003 through December 31, 2003

  (U.S. Dollars)

6.	RELATED PARTY TRANSACTIONS

     During the period ending December 31, 2003, the Company was charged $29,000 for investor relations by the son of the President of the Company.

    During the period, the Company was charged $45,818 for geological consulting fees (of which $2,182 was charged to the Burnt Basin Property as mapping and compilation), office costs of $4,298, and travel costs of $1,529, which were incurred by the Company's President. Of these amounts, $45,888 is included in due to related party. The amount owed is without interest or stated terms of repayment and is unsecured.

    During the period, the Company did not have a bank account and all amounts paid and received on the Company's behalf were performed by a private company owned by the son of the President of the Company.
7.	CAPITAL STOCK

  As at December 31, 2003, the Company has received $93,150 towards the issuance of 8,150,000 common shares of the Company, which includes founder's shares of 7,150,000 at a deemed price of $0.001 per share and 1,000,000 shares to be issued at prices ranging from $0.04 to $0.20 under various private placement agreements entered into during the initial period ended December 31, 2003. The Company also has committed 225,000 shares at $0.10 per share towards the acquisition of the Burnt Basin Property (note 5) as of March 7, 2004. The total of these amounts is included in share subscriptions and are a commitment of the Company to issue a total of 8,375,000 shares. The shares have not been issued as of March 7, 2004.

8.	INCOME TAXES

  The components of the deferred income tax assets are as follows:

2003

Deferred income tax assets
Unused net loss carryforwards in the U.S. (at 35%)	$52,253
Unused cumulative Canadian exploration and development expenditures (at 38%)	17,974

70,227
Less: Valuation allowance	(70,227)

Net deferred income tax assets	$0

  The valuation allowance reflects management's opinion that the tax assets will not be realized.

  BACK COVER PAGE

  DELIVERY OF PROSPECTUS BY DEALERS

  Until 90 days after the effective date of this Prospectus, all dealers effecting transactions in the registered shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

  PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 24. Indemnification of Directors and Officers

  The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified n any manner against any liability which they may incur in such capacity are as follows:

  Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

    1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

    2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines on application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

    4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case on a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     By the stockholders;

     By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

     If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

     If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

    The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

    The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

    Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

    Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

    The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

  Item 25. Other Expenses of Issuance and Distribution

  The estimated expenses of the offering (assuming all shares are sold), all of which are to be paid by the registrant, are as follows:

Expense	Estimated Amount
SEC Registration Fee:		$32
Printing Expenses:		$200
Accounting Fees and Expenses:		$6,268
Legal Fees and Expenses:		$30,000
Blue Sky Fees/Expenses:		$200
Transfer Agent Fees:		$1,000
Miscellaneous Expense:		$100
TOTAL:	$	$ 37,800

  Item 26. Recent Sales of Unregistered Securities

  During the past three years, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration
Joey Ricci 718 Hidden Grove Lane, Mississauga, Ontario L5H 4L2	07/18/03	400,000	$ 16,000
Derek Bartlett 1 - 336 Queen Street, South, Mississauga, ON, L5H 1M2	07/18/03	25,000	$ 25
John Arnold 42 Fox Run Drive, Guelph, ON O1H 6H9	07/18/03	25,000	$ 25
Donald W. Kohls 1972 South Beech Street , Lakewood, Colorado 80228-3702	07/18/03	25,000	$ 25
Alex Johnston 1002 API World Tower, Sheikh Zayed Rd. P.O. Box 3614, Dubai, United Arab Emirates	07/18/03	7,025,000	$ 7,000
Ralph Bellefleur 13522 62B Avenue, Surrey, BC V3X 3R6	7/18/03	25,000	$ 25
Janis Mathieu 1450 Ballyclare Drive, Mississauga, ON	08/06/03	50,000	$5,000
Michael Mathieu 1450 Ballyclare Drive, Mississauga, ON	08/06/03	50,000	$5,000
Kim Gardner 1 Place Pier, Suite 204, Toronto, ON	08/06/03	50,000	$5,000
Saul Niddam 569 Old Orchard Grove, Toronto, ON M5N 2H2	08/14/03	50,000	$5,000
Joseph Ricci 1 Aberfoyle Cresent, Suite 904, Etobicoke, ON	09/15/03	100,000	$10,000
Ralph Bellefleur 13522 62B Avenue, Surrey, BC V3X 3R6	09/22/03	75,000	$10,000
Peter H. Thompson 41 Evesham Cresent, Bramalea, ON L6T 3R9	09/22/03	25,000	$5,000
Peter Thompson 1506 Clarkson Road, Mississauga, ON L5J 2W9	09/22/03	25,000	$5,000
Chet Idziszek 1055 W. Hastings Street, Suite 2000 Guiness Tower, Vancouver, BC V6E 2E9	10/23/03	100,000	$10,000
Neil Dragovan 1055 W. Hastings Street, Suite 2000 Guiness Tower, Vancouver, BC V6E 2E9	10/23/03	50,000	$5,000
Floyd Stanley 1153 Vidal Street, Suite 205, White Rock BC V4B 3T4	10/27/03	25,000	$5,000

  We issued the foregoing restricted shares of common stock to US residents under Section 4(2) of the Securities Act of 1933. All investors are accredited investors and or, are officers and directors of the company, and were in possession of all material information relating to the company. All other restricted shares issuances were made pursuant to Regulation S to residents outside of United States. All subscribers would be considered accredited investors as that word is defined for the purpose of the Securities Act of 1933 and are close personal friends of the directors and were in possession of all material information relating to the company. No commissions were paid to anyone in connection with the sale of the shares and no general solicitation was made to anyone.

  Item 27. Exhibits

  The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B.
Exhibit No.	Document Description

3.1	Articles of Incorporation.
3.2	Bylaws.
4.1	Specimen Stock Certificate.
5.1	Legal Opinion and Consent of Legal Counsel.
10.1	Burnt Basin mineral claims
10.2	Purchase Agreement to Acquire Burnt Basin Mineral Claims.
23.1	Consent of Pannell Kerr Forster independent Chartered Accountants.
23.2	Consent of Linda Caron, M.Sc, P. Eng. Regarding Technical Report on Burnt Basin Property
99.a	Subscription Agreement.
99.b	Technical Report on the Burnt Basin Property dated July 18, 2003

  Item 28. Undertakings

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 Newport Gold, Inc. hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Newport pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Newport. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  Newport hereby undertakes to:

    File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
    Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
    Include any additional or changed material information on the plan of distribution.
    For determining liability under the Securities Act of 1933 treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-1 Registration Statement and has duly caused this Form SB-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, Canada on this 14th day of May, 2004.

  NEWPORT GOLD, INC.

  BY:

  /s/ Derek Bartlett

  __________________________________

  Derek Bartlett

  President, Chief Executive Officer, Secretary
  and a member of the Board of Directors

  /s/ John Arnold

  __________________________________

  John Arnold
  Treasurer, Acting Chief Financial Officer, and
  a member of the Board of Directors

  KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Derek Bartlett, as true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Form SB-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Derek Bartlett	/s/ John Arnold
_________________________________	_________________________________
Derek Bartlett Newport Gold, Inc. President, Chief Executive Officer, Secretary and a member of the Board of Directors	John Arnold Newport Gold, Inc. Treasurer, Acting Chief Financial Officer, and a member of the Board of Directors
Signed: May 14, 2004	Signed: May 14, 2004